# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Sotera Health Co, CIK 0001822479
CUSIP: 83601L102
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 9100 South Hills Blvd, Suite 300, Broadview Heights, Ohio (OH), 44147
Date of event which requires filing of this statement: 10/09/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001104659-26-062645
Filed by CIK 0001582090

## Reporting persons
- Sachem Head Capital Management LP: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Uncas GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Sachem Head GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Ferguson Scott D.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Sotera Health Co
Address of issuer's principal executive offices: 9100 South Hills Blvd, Suite 300, Broadview Heights, OH 44147

## Item 2. Person Filing
Name of person filing:
This statement is filed by:

(i) Sachem Head Capital Management LP, a Delaware limited partnership ("Sachem Head");
(ii) Uncas GP LLC, a Delaware limited liability company ("SH Management");
(iii) Sachem Head GP LLC, a Delaware limited liability company ("Sachem Head GP"); and
(iv) Scott D. Ferguson, a citizen of the United States of America ("Mr. Ferguson").

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."

Sachem Head serves as investment advisor to certain affiliated funds, including Sachem Head LP, a Delaware limited partnership ("SH"), Sachem Head Master LP, an exempted limited partnership organized under the laws of the Cayman Islands ("SHM"), and SH Stony Creek Master Ltd., an exempted company incorporated under the laws of the Cayman Islands ("Stony Creek"), and as such may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) all of the shares of Common Stock (as defined in Item 2(d) below) held by SH, SHM, and Stony Creek.

SH Management serves as the sole general partner of Sachem Head, and as such may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) all of the shares of Common Stock reported herein. Sachem Head GP serves as the general partner of certain affiliated funds, including SH and SHM, and as such may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) all of the shares of Common Stock held by SH and SHM. Mr. Ferguson serves as the managing partner of Sachem Head and the managing member of SH Management and Sachem Head GP, and as such may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) all of the shares of Common Stock reported herein.

The filing of this statement should not be construed as an admission that any of the Reporting Persons is, for the purposes of Section 13 of the Act, the beneficial owner of the Common Stock reported herein.
Address of principal business office or, if none, residence: The address of the business office of each of the Reporting Persons is 250 West 55th Street, 34th Floor, New York, New York 10019.
Citizenship: Sachem Head is a Delaware limited partnership. Each of SH Management and Sachem Head GP is a Delaware limited liability company. Mr. Ferguson is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: As of the date of the event requiring the filing of this statement, none of the Reporting Persons beneficially owns any shares of Common Stock of the Issuer. The information required by Items 4(a) - (c) is set forth in Rows (5) - (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.
Percent of class: 0%. See response to Item 11 on the cover page for each Reporting Person.
Sole power to vote or to direct the vote: 0. See response to Item 5 on the cover page for each Reporting Person.
Shared power to vote or to direct the vote: 0. See response to Item 6 on the cover page for each Reporting Person.
Sole power to dispose or to direct the disposition: 0. See response to Item 7 on the cover page for each Reporting Person.
Shared power to dispose or to direct the disposition: 0. See response to Item 8 on the cover page for each Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Sachem Head Capital Management LP: /s/ Scott D. Ferguson, Managing Member (10/09/2026)
- Uncas GP LLC: /s/ Scott D. Ferguson, Managing Member (10/09/2026)
- Sachem Head GP LLC: /s/ Scott D. Ferguson, Managing Member (10/09/2026)
- Ferguson Scott D.: /s/ Scott D. Ferguson, Managing Member (10/09/2026)